SEC Mail Processing Section
FEB 26 2009
Washington, DC
105

UN
SECURITIES AN
Washi

09057673

ANNUAL A

FORM X-17 A-5
PART III

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SEC FILE NUMBER
8-065348

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/08** (MM/DD/YY) AND ENDING **12/31/08** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Marblehead Trading Group, LLC

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
14 Vanderventer Avenue, Suite 201
(No. and Street)

Port Washington	**NY**	**11050**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mace Blicksilver **(516) 767-8060**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
CITRIN COOPERMAN AND COMPANY, LLP
(Name - if individual, state last. first. middle name)

529 Fifth Avenue, 9th Floor	**New York**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Mace Blicksilver, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Marblehead Trading Group, LLC., as of **DECEMBER 31, 2008,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

WILLIAM CHIN
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN NASSAU COUNTY
REG. #01CH6178065
MY COMM. EXP. NOV. 19, 2011

Signature

Managing Member
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (I) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

* * *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

MARBLEHEAD TRADING GROUP, LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

MARBLEHEAD TRADING GROUP, LLC
(A Limited Liability Company)
DECEMBER 31, 2008

TABLE OF CONTENTS

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Member
Marblehead Trading Group, LLC
New York, NY

We have audited the accompanying statement of financial condition of Marblehead Trading Group, LLC (the "Company") as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Marblehead Trading Group, LLC as of December 31, 2008.

As discussed in Note 2 to the statement of financial condition, effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements."

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

February 2, 2009

529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: info@citrincooperman.com

MARBLEHEAD TRADING GROUP, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash and cash equivalents	$	5,000,800
Due from clearing broker		9,975,255
Furniture, fixtures and equipment, net of accumulated depreciation of $16,698		16,777
Other assets		10,000
TOTAL ASSETS	$	15,002,832

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	14,879
Member's equity		14,987,953
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	15,002,832

See accompanying notes to statement of financial condition.

MARBLEHEAD TRADING GROUP, LLC
(A Limited Liability Company)
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

NOTE 1. ORGANIZATION AND NATURE OF OPERATIONS

Marblehead Trading Group, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is wholly owned by Marblehead Partners, L.P. (the "Member") and was organized for the purpose of trading in securities and options for its own account as well as trading in securities transactions executed on an agency basis on behalf of others. The Company does not trade for any customer accounts.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Financial Instruments

In the normal course of business, the Company has short positions and also utilizes derivative financial instruments in connection with its proprietary trading activities; these instruments include, but are not limited to, options. Risk arises from the potential inability of counterparties or exchanges to perform under the terms of the contracts (credit risk) and from changes in values of securities (market risk). Derivative transactions are subject to varying degrees of market and credit risk. The Company records its derivative activities at market or fair value. Gains and losses from derivative financial instruments are included in "net gain from trading in securities" in the statement of operations.

Cash and Cash Equivalents

The Company maintains its cash balances with various financial institutions and considers money market accounts to be cash equivalents. Management monitors the financial condition of such financial institutions.

Revenue and Expense Recognition from Securities Transactions

Investment transactions are accounted for on a trade-date basis. Dividend income and dividends paid on short sales are recorded on the ex-dividend date; interest is recognized on the accrual basis. Net gain or loss from trading in securities consists primarily of net realized gains or loss because of the Company's active trading style.

Fair Value Measurements

On January 1, 2008, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements," for financial assets and financial liabilities. In accordance with Financial Accounting Standards Board Staff Position ("FSP") No. SFAS 157-2, "Effective Date of FASB Statement No. 157," the Company will delay application of SFAS No. 157 for non-financial assets and non-financial liabilities until January 1, 2009. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements (see Note 6).

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

As a single-member limited liability company, the Company is treated as a disregarded entity for tax purposes. The Member reports the Company's income or loss on its income tax return. Each partner of the Member is responsible for reporting income or loss based on the partner's respective share of revenues and expenses of the Member, including those of the Company. For this reason, the Company records no provision for income taxes in the accompanying financial statements.

In June 2006, the Financial Accounting Standards Board ("FASB") released FASB Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes." FIN 48 interprets the guidance in SFAS No. 109, "Accounting for Income Taxes." When FIN 48 is implemented, reporting entities utilize different recognition thresholds and measurement requirements when compared to prior technical literature. On December 30, 2008, the FASB Staff issued FSP FIN 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises." As deferred by the guidance in FSP FIN 48-3, the Company is not required to implement the provisions of FIN 48 until fiscal years beginning after December 15, 2008.

As such, the Company has not implemented those provisions in the 2008 financial statements and the Company continues to utilize its prior policy of accounting for these positions, following the guidance in SFAS No. 5, "Accounting for Contingencies." Disclosure is not required of a loss contingency involving an unasserted claim or assessment when there has been no manifestation by a potential claimant of an awareness of a possible claim or assessment unless it is considered probable that a claim will be asserted and there is a reasonable possibility that the outcome will be unfavorable. Using that guidance, as of December 31, 2008, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2008, the Company had net capital of approximately $14,861,000, which exceeded the Company's minimum net capital requirement of $100,000. The Company's ratio of aggregate indebtedness to net capital was approximately 0.1% at December 31, 2008.

NOTE 4. CLEARING BROKER ACTIVITIES

From time to time there will be amounts due to the clearing broker. These amounts are collateralized by securities owned. At times, the clearing broker may hold cash that is due to the Company. In those circumstances, "amounts due from clearing broker" represents funds held by a broker pending reinvestment, proceeds from securities sold short, and amounts due for unsettled trades. These amounts are essentially restricted when and to the extent they serve as deposits for securities sold short.

From time to time, the Company will hold positions of securities sold but not yet purchased. Securities sold, not yet purchased are recorded as liabilities in the statement of financial condition and have market risk to the extent that the Company, in satisfying its obligation, may have to purchase securities at a higher value than that recorded in the statement of financial condition. The value of securities sold short is also collateralized by the Company's investment in certain marketable securities.

In the normal course of business, all of the Company's securities transactions, money balances and security positions are transacted with a broker. The Company is subject to credit risk to the extent any broker with whom it conducts business may be unable to fulfill contractual obligations on its behalf. The Member monitors the financial condition of such brokers and does not anticipate any losses from these counterparties.

NOTE 5. JOINT BACK OFFICE

The Company has a Joint Back Office ("JBO") clearing agreement with Goldman Sachs Execution & Clearing, L.P. ("GSEC"). The agreement allows JBO participants to receive favorable margin treatment as compared to the full customer margin requirements of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System. As part of this agreement, the Company is required to maintain a minimum liquidating equity (as defined) with GSEC.

NOTE 6. FAIR VALUE OF FINANCIAL INSTRUMENTS

In 2008, the Company adopted the provisions of SFAS No. 157, "Fair Value Measurements." Using the provisions within SFAS No. 157, the Company will characterize its investments in securities, based on the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the first order of liquidity to quoted prices in active markets for identical assets or liabilities [Level 1], and the last order of liquidity to unobservable inputs [Level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

Investments recorded in the statement of financial condition will be categorized based on the inputs to valuation techniques as follows:

Level 1. These are investments where values are based on unadjusted quoted prices for identical assets in an active market the Company has the ability to access. The investments are exchange-traded equity and over-the-counter securities.

NOTE 6. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

Level 2. These are investments where values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the investments. These investments would be comprised of less liquid restricted securities and warrants that trade less frequently.

Level 3. These are investments where values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect assumptions of management about the assumptions market participants would use in pricing the investments. These investments would be comprised of certain private equity investments.

As of December 31, 2008, the Company did not own any securities.

NOTE 7. SUBSEQUENT EVENT

During January 2009, the Company distributed $8,675,000 to the Member.

NOTE 8. CONCENTRATION OF CREDIT RISK

The Company maintains its cash in one commercial bank in accounts that at times may exceed the federal insurance limit. In addition, a substantial portion of the Company's equity is held by GSEC from time to time.